Exhibit 12. (a)

         COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
         SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES


                                                Year
                                                Ended                Year Ended
                                             December 30             December 31
                                             ------------  -----------------------------
                                                1995       1994     1993     1992   1991
                                                    (millions, except ratios)
Fixed Charges
 Interest and amortization of debt discount
    and expense on all indebtedness            $1,373    $1,279   $1,318   $1,389  $1,568

 Add interest element implicit in rentals         119       114      105      165      155
                                                1,492     1,393    1,423    1,554    1,723
 Interest capitalized                               4         1        3       23       22
Total fixed charges                            $1,496    $1,394   $1,426   $1,577   $1,745

Income (loss)
 Income (loss) from continuing operations      $1,025     $857     $625   ($1,812)    $160
 Add/subtract undistributed net loss/gain
  of unconsolidated companies                       9       (7)       6        (4)     (11)
                                                1,016      864      619    (1,808)     171
Add
 Fixed charges (excluding interest captialized) 1,492    1,393    1,423     1,554    1,723
 Income taxes (benefit)                           703      614      329    (1,040)     126
  Income (loss) before fixed charges and
   income taxes                                 3,211    2,871    2,371    (1,294)   2,020

Ratio of income to fixed charges                 2.15     2.06     1.66      (A)      1.16

(A) As a result of the loss for the year ended December 31, 1992, earnings did not cover fixed charges by $2,871 million.